Via Edgarlink and Overnight Delivery

May 28, 2009

Stephen Krikorian

U.S. Securities and Exchange Commission

Division of Corporation Finance, Mail Stop 4561

Washington, D.C. 20549

Re:	Multi-Fineline Electronix, Inc.
Form 10-K for the fiscal year ended September 30, 2008
Filed December 9, 2008
File No. 000-50812

Dear Mr. Krikorian:

This letter is being filed by Multi-Fineline Electronix, Inc. (the “Company”) in response to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by the letter dated May 7, 2009 (the “Comment Letter”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2008 (the “Annual Report”).

The numbering of the paragraph below corresponds to the numbering of the Comment Letter, the text of which is incorporated into this response letter for your convenience. Capitalized terms used but not defined herein shall have the meanings assigned in the Annual Report.

Form 10-K for the year ended September 30, 2008

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 28

1.	We note your response to prior comment No. 1 and have the following comment. Please explain in reasonable detail why you do not believe that unit volume shipments, average selling prices, utilization or manufacturing yields, on either an individual or aggregate basis, are key indicators of performance For example, you state that “[h]igher volumes, prices and yields for the Company’s programs are not necessarily indications of improved margins or profitability.” Explain why these factors are not relevant for your business since typically these are key indicators or measures of performance. Ensure that your overview section clearly describes your business model including the impact of having four customers contributing substantially all of your revenue. Further describe how you measure performance based on your ability to perform against targets and quotas with respect to the various programs. Clarify how you determine pricing and volume for your arrangements with key customers including Apple Inc., Motorola, Inc., Research in Motion LTD and Sony Ericsson.

The Company has divided its response into four sections:

1. Please explain in reasonable detail why you do not believe that unit volume shipments, average selling prices, utilization or manufacturing yields, on either an individual or aggregate basis, are key indicators of performance. . . . Explain why these factors are not relevant for your business since typically these are key indicators or measures of performance.

The Company has outlined the bases for its conclusion that unit volume shipments, average selling prices, utilization and manufacturing yields, on either an individual or aggregate basis, are not key indicators of performance in Appendix A to this letter, which is being submitted separately under cover of a FOIA Confidential Treatment Request pursuant to Rule 83 of the Rules of Practice of the Commission (17 C.F.R. § 200.83). A clean, un-redacted version of Appendix A was submitted to the Commission’s Division of Corporation Finance.

2. Ensure that you[r] overview section clearly describes your business model including the impact of having four customers contributing substantially all of your revenues.

The Company will provide additional disclosure in future filings in accordance with the Staff’s comment.

3. Further, describe how you measure performance based on your ability to perform against targets and quotas with respect to various programs.

As described in the response to item 1 above, the Company measures performance on each of its product programs (each a “Program”) individually based on a blend of the drivers for that Program.

4. Clarify how you determine pricing and volume for your arrangements with key customers, including Apple Inc., Motorola, Inc., Research in Motion LTD and Sony Ericsson.

As noted in the response to item 1 above, the Company develops a price for each Program based on assumptions regarding volume provided by the customer for a particular Program, expected third party component costs, expected yields and other items. The price for each Program is unique and doesn’t have any material relation to prices for other Programs. Further, the prices are typically subject to substantial negotiation by the customer on a Program by Program basis.

In addition, and per the Staff’s request, the Company hereby acknowledges that:

☐	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

☐	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

☐	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any comments or questions should be directed to Reza Meshgin, at (714) 688-5234 or by fax at (714) 238-1487 with a copy to Tom Liguori at (714) 688-5230 or by fax at (714) 688-5230.

Thank you for your assistance in this matter.

Sincerely,

Multi-Fineline Electronix, Inc.

/s/ Reza Meshgin
Reza Meshgin, Chief Executive Officer

APPENDIX A

Confidential Treatment Requested Pursuant to

Rule 83 of the Rules of Practice of the Commission (17 C.F.R. § 200.83).

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